

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 6, 2023

Eric Shander
President and Chief Financial Officer
PowerSchool Holdings, Inc.
150 Parkshore Drive
Folsom , CA 95630

> **Re: PowerSchool Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Filed February 24, 2023**
> **File No. 001-40684**

Dear Eric Shander:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     Division of Corporation Finance
     Office of Technology